EXHIBIT 3.12




CT-07                                                           F000804000332

FILED
AUG 4 12 12 PM '00

CERTIFICATE OF EXCHANGE OF SHARES

OF
DATAMED CORPORATION AND
THE VIOLA GROUP, INC.
UNDER SECTION 913 OF THE BUSINESS CORPORATION LAW








HOLLAND & KNIGHT LLP
2100 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC  20037



DRAWDOWN


                                        000804000342




EXHIBIT 3.12



CT-07
F000804000332

                      CERTIFICATE OF EXCHANGE OF SHARES OF

                              DATAMEG CORPORATION

                      FOR SHARES OF THE VIOLA GROUP, INC.

The Viola Group, Inc. a corporation formed under the laws of the State of New York ("Viola") and DataMEG Corporation, a corporation formed under the laws of the Commonwealth of Virginia ("DataMEG") desiring to effect the share exchange wherein the shareholders of DataMEG shall transfer all of DataMEG's issued and outstanding shares of capital stock ("Shares") to Viola and such Shares shall be converted into and exchanged for shares of Viola's common stock, equaling upon completion of this share exchange twenty-nine million, seven hundred thousand (29,700,000) of the issued and outstanding capital stock of Viola (the "Share Exchange"), pursuant to Section 913 of the New York Business Corporation Law, hereby sets forth as follows:

FIRST: The name of the acquiring corporation is The Viola Group, Inc. and its state of incorporation is the State of New York and its date of incorporation was October l4, 1982. The name of the subject corporation is DataMEG Corporation and its state of incorporation is the Commonwealth of Virginia and its date of incorporation was January 13, 1999. DataMEG Corporation is not authorized to transact business in the state of New York.

SECOND: Viola has authority to issue eighty-million (80,000,000) shares, seventy-five million (75,000,000) of which are voting common stock, with a par value of $.01, of which three million, three hundred thousand (3,300,000) shall be issued and outstanding, and five million (5,000,000) of which are preferred stock, with a par value of $.01, none of which are issued and outstanding. DataMEG has authority to issue twenty-two million (22,000,000) shares, twenty million (20,000,000) of which are voting common stock, with a par value of $.01, of which six hundred thousand (600,000) are issued and outstanding, and two million (2,000,000) of which are preferred stock with a par value of $.01, none of which are issued and outstanding.

THIRD: The effective date of the Share Exchange shall be the date of filing of this Certificate by the New York Department of State.

FOURTH: In consideration for DataMEG issuing the Shares to Viola, Viola shall issue to DataMEG for distribution to its shareholders in accordance with their relative interests, shares of common stock of Viola, equaling upon the completion of the Share Exchange twenty-nine million, seven hundred thousand (29,700,000) of the issued and outstanding voting capital stock of Viola.

FIFTH: An Agreement and Plan of Share Exchange has been approved, adopted, certified, executed and acknowledged by the board of directors and shareholders of DataMEG and by the board of directors of Viola respectively in accordance with the laws of the Commonwealth of Virginia and the laws of the State of New York. SIXTH: The Share Exchange is parented by the laws of the Commonwealth of Virginia and is valid and enforceable under such law.

IN WITNESS WHEREOF, the undersigned has caused this Certificate to be executed by its duly authorized representative on this 5th day of June, 2000.

        THE VIOLA GROUP, INC.


         /s/ Arthur D. Viola
        Arthur D. Viola, President


        DATAMEG CORPORATION


          /s/ Andy Benson
        Andy Benson, President


WAS1 #826660 v1